EXHIBIT 99.1

POET Technologies and Sivers Semiconductors Collaborate on External Light Sources for Co-Packaged Optics and Next-Generation AI Market

SAN JOSE, Calif. and KISTA, Sweden, Sept. 29, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced a strategic collaboration with Sivers Semiconductors AB (STO: SIVE), a global supplier of advanced optical semiconductors, to develop high-performance and cost-effective External Light Source (ELS) modules tailored for Co-Packaged Optics (CPO) and next-generation AI infrastructure.

The collaboration combines Sivers’ customized high-power distributed feedback (DFB) laser technology with POET’s Optical Interposer™ platform, enabling a highly integrated scalable and cost-optimized solution for the rapidly growing demands of AI clusters and hyperscale data centers.

“We see a highly complementary fit between our high-performance DFB lasers and POET’s innovative optical interposer platform,” said Vickram Vathulya, CEO of Sivers Semiconductors. “Together, we aim to deliver a new class of external light source modules that address key technical challenges in co-packaged optics and enable our customers to scale efficiently into the AI-driven future.”

The jointly developed modules will leverage advanced wafer-level manufacturing and chip-scale photonic integration to address critical challenges in both scale out and scale up deployments such as cost, scale and form factor.

“POET’s Optical Interposer has demonstrated tremendous value in enabling modular and scalable photonic solutions,” said Dr. Suresh Venkatesan, Executive Chairman & CEO of POET Technologies. “By working with Sivers’ proven high-power laser technology, we can deliver external light source modules optimized for size, performance and cost - exactly what the CPO and AI markets demand.”

“We estimate that the AI Optical connectivity opportunity has created over $50B in market value to date, with the emerging market for ELS supporting scale up CPO solutions set to add significantly to that. The POET-Sivers collaboration brings technologies together to address an estimated $1B+ annual ELS market opportunity and is a primary driver of our research coverage of both companies” said Tim Savageaux, Senior Analyst at Northland Capital Markets.

POET and Sivers expect to demonstrate early prototypes to customers in the first half of 2026, and production readiness by end of 2026.

About POET Technologies Inc.
POET Technologies is a design and development company offering high-speed optical engines, light source products and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. For more information visit www.poet-technologies.com.

About Sivers Semiconductors
Sivers Semiconductors is a critical enabler of a greener data economy with energy efﬁcient photonics & wireless solutions. Our differentiated high-precision laser and RF beamformer technologies help our customers in key markets such as AI datacenters, SATCOM, Defense and Telecom solve essential performance challenges while enabling a much greener footprint. For additional information, please visit us at: www.sivers-semiconductors.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial or operational performance, including, but not limited to, statements regarding the development, performance, production and market adoption of our new semiconductor device designed to enhance connectivity in AI networks, as well as our business strategy, projected timelines, costs, revenue potential and market opportunities. Forward-looking statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” or “continue,” and similar expressions or variations.

These forward-looking statements are based on current assumptions and expectations and are subject to significant risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, delays or challenges in the development, testing, or manufacturing of the semiconductor device; failure to achieve anticipated performance or connectivity improvements in AI networks; dependence on third-party suppliers for critical components; intellectual property disputes; competitive pressures in the semiconductor and AI industries; regulatory changes affecting technology or data privacy; and fluctuations in global economic or market conditions. Additional risks are described in our filings with the U.S. Securities and Exchange Commission (SEC), including our most recent Annual Report on Form 20-F and subsequent reports on Form 6-K. These forward-looking statements reflect our views as of the date of this press release. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

Media Contact (POET):
Adrian Brijbassi
adrian.brijbassi@poet.tech

Media Contact (Sivers):
Tyler Weiland
Shelton Group
+1-972-571-7834
tweiland@sheltongroup.com

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075